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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                   For the months of July 2002 to January 2003


                              HAEMACURE CORPORATION
             (Exact name of Registrant as specified in its charter)


                                 Not Applicable
                  (Translation of registrant's name in English)


                                     Canada
                 (Jurisdiction of incorporation or organization)

                           2001 University, Suite 430
                         Montreal, Quebec H3A 2A6 CANADA
          (Address of principal executive offices, including zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F   X                   Form 40-F
                             -------                          -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                           No   X
                           -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):   N/A
                                -------


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                              HAEMACURE CORPORATION



FORM 6-K:         TABLE OF CONTENTS

EXHIBITS

Exhibit 99.1      National Bank Trust confirmation of mailing, dated
                  July 3, 2002

Exhibit 99.2      Haemacure Corporation 2001 Annual Information Form

Exhibit 99.3 Press Release of Haemacure Corporation, dated August 6, 2002, regarding Frost & Sullivan award

Exhibit 99.4 Press Release of Haemacure Corporation, dated August 30, 2002, regarding supply agreement with Novation

Exhibit 99.5      Press Release of Haemacure Corporation, dated
                  September 25, 2002, regarding third quarter 2002 financial results

Exhibit 99.6      Haemacure Corporation 2001 Revised Annual Information Form

Exhibit 99.7      Haemacure Corporation third quarter 2002 financial statements

Exhibit 99.8 Haemacure Corporation third quarter 2002 Management Discussion and Analysis

Exhibit 99.9      National Bank Trust confirmation of mailing, dated
                  October 3, 2002

Exhibit 99.10 Haemacure Corporation report on number and value of securities, dated October 23, 2002

Exhibit 99.11 Haemacure Corporation qualifying issuer certificate on Form 45-102F2, dated November 6, 2002

Exhibit 99.12     Press Release of Haemacure Corporation, dated November
                  8, 2002, regarding financing and regulatory approval process for HEMASEEL(R) APR

Exhibit 99.13     AGF Funds, Inc. early warning report dated November 27, 2002

Exhibit 99.14 Press Release of AGF Funds, Inc., dated November 27, 2002, regarding early warning report

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HAEMACURE CORPORATION


                                       By: /s/ James Roberts
                                          --------------------------------------
                                       Name:  James Roberts
                                       Title: Chief Financial Officer


                                       By: /s/ Gilles Lemieux
                                          --------------------------------------
                                       Name:  Gilles Lemieux
                                       Title: Secretary


                              Date: February 20, 2003

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                                  EXHIBIT INDEX


Exhibit 99.1      National Bank Trust confirmation of mailing, dated
                  July 3, 2002

Exhibit 99.2      Haemacure Corporation 2001 Annual Information Form

Exhibit 99.3 Press Release of Haemacure Corporation, dated August 6, 2002, regarding Frost & Sullivan award

Exhibit 99.4 Press Release of Haemacure Corporation, dated August 30, 2002, regarding supply agreement with Novation

Exhibit 99.5      Press Release of Haemacure Corporation, dated
                  September 25, 2002, regarding third quarter 2002 financial results

Exhibit 99.6      Haemacure Corporation 2001 Revised Annual Information Form

Exhibit 99.7      Haemacure Corporation third quarter 2002 financial statements

Exhibit 99.8 Haemacure Corporation third quarter 2002 Management Discussion and Analysis

Exhibit 99.9      National Bank Trust confirmation of mailing, dated
                  October 3, 2002

Exhibit 99.10 Haemacure Corporation report on number and value of securities, dated October 23, 2002

Exhibit 99.11 Haemacure Corporation qualifying issuer certificate on Form 45-102F2, dated November 6, 2002

Exhibit 99.12     Press Release of Haemacure Corporation, dated November
                  8, 2002, regarding financing and regulatory approval process for HEMASEEL(R) APR

Exhibit 99.13     AGF Funds, Inc. early warning report dated November 27, 2002

Exhibit 99.14 Press Release of AGF Funds, Inc., dated November 27, 2002, regarding early warning report